UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Tencent Music Entertainment Group

(Name of Issuer)

Class A Ordinary Shares, par value US$0.000083 per share

(Title of Class of Securities)

88034P109 **

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

** There is no CUSIP number assigned to the Class A Ordinary Shares or the Class B Ordinary Shares. This CUSIP number applies the American Depositary Shares (“ADSs”) of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TME.” Each ADS represents two Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88034P109

1.	Names of Reporting Persons. CICFH Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,564,680 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 1,564,680 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,564,680 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.12% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents the 1,564,680 Class A Ordinary Shares held in the form of 782,340 ADSs by CICFH Group.
(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. China Investment Corporation Financial Holdings
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,932,906 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 18,932,906 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,932,906 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.43% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment.
(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. CICFH Music Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 10,866,880 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 10,866,880 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,866,880 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.82% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents the 10,866,880 Class A Ordinary Shares held in the form of 5,433,440 ADSs by CICFH Music.
(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. CICFH Culture Entertainment Group
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person None
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) None
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88034P109

1.	Names of Reporting Persons. Green Technology Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power None
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person None
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) None
12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 88034P109

1.	Names of Reporting Persons. Pan Asia Venture Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,051,374 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 4,051,374 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,051,374 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.31% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents the 4,051,374 Class A Ordinary Shares held in the form of 2,025,687 ADSs by Pan Asia.
(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. CICFH (HongKong) Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 278,820 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 278,820 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 278,820 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.02% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents the 278,820 Class A Ordinary Shares directly held by CICFH (HongKong).
(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. CICFH Entertainment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,932,906 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 18,932,906 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,932,906 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.43% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment. The sole voting and dispositive power of the 18,932,906 Class A Ordinary Shares are vested with CICFH Entertainment pursuant to the shareholders agreement of China Investment.

(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. CICFH Investment Management Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,482,934 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 357,666 Class A Ordinary Shares[2]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,482,934 Class A Ordinary Shares[1,2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.24% of the Class A Ordinary Shares[3]
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents (i) the 1,564,680 Class A Ordinary Shares held in the form of 782,340 ADSs by CICFH Group, (ii) the 10,866,880 Class A Ordinary Shares held in the form of 5,433,440 ADSs by CICFH Music and (iii) the 4,051,374 Class A Ordinary Shares held in the form of 2,025,687 ADSs by Pan Asia. The voting power of such 1,564,680 Class A Ordinary Shares, 10,866,880 Class A Ordinary Shares and 4,051,374 Class A Ordinary Shares is vested with CIMC pursuant to the respective shareholders agreements of CICFH Group, CICFH Music and Pan Asia.

(2)

Represents (i) 80,286 Class A Ordinary Shares held in the form of 40,143 ADSs by CICFH Group, (ii) 226,006 Class A Ordinary Shares held in the form of 113,003 ADSs by CICFH Music and (iii) 51,374 Class A Ordinary Shares held in the form of 25,687 ADSs by Pan Asia. The dispositive power of such 80,286 Class A Ordinary Shares, 226,006 Class A Ordinary Shares and 51,374 Class A Ordinary Shares is vested with CIMC pursuant to the respective shareholders agreements of CICFH Group, CICFH Music and Pan Asia.

(3)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. CICFH Entertainment Opportunity SPC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 5,685,302 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,685,302 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.43% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) OO

(1)

Represents 1,484,394 Class A Ordinary Shares held in the form of 742,197 ADSs by CICFH Group and 4,200,908 Class A Ordinary Shares held in the form of 2,100,454 ADSs by CICFH Music. CICFH SPC has sole dispositive power of such 1,484,394 and 4,200,908 Class A Ordinary Shares pursuant to the respective shareholders agreements of CICFH Group and CICFH Music. CICFH SPC is incorporated as an exempted company with limited liability and registered as a segregated portfolio company in the Cayman Islands.

(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. Guotou Group Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,482,934 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 357,666 Class A Ordinary Shares[2]
	8.	Shared Dispositive Power 5,685,302 Class A Ordinary Shares[3]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,482,934 Class B Ordinary Shares[1,2,3]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.24% of the Class A Ordinary Shares[4]
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents (i)  the 1,564,680 Class A Ordinary Shares held in the form of 782,340 ADSs by CICFH Group, (ii) the 10,866,880 Class A Ordinary Shares held in the form of 5,433,440 ADSs by CICFH Music, and (iii) the 4,051,374 Class A Ordinary Shares held in the form of 2,025,687 ADSs by Pan Asia. CIMC is wholly owned by Guotou Group. The voting power of the Class A Ordinary Shares listed under items (i) (ii) and (iii) above is vested with CIMC pursuant to the respective shareholders agreements of CICFH Group, CICFH Music and Pan Asia.

(2)

Represents (i)  80,286 Class A Ordinary Shares held in the form of 40,143 ADSs by CICFH Group, (ii) 226,006 Class A Ordinary Shares held in the form of 113,003 ADSs by CICFH Music, and (iii) the 51,374 Class A Ordinary Shares held in the form of 25,687 ADSs by Pan Asia. CIMC is wholly owned by Guotou Group. The dispositive power of the Class A Ordinary Shares listed under items (i) (ii) and (iii) above is vested with CIMC pursuant to the respective shareholders agreements of CICFH Group, CICFH Music and Pan Asia.

(3)

Represents (i) 4,200,908 Class A Ordinary Shares held in the form of 2,100,454 ADSs by CICFH Music and (ii) 1,484,394 Class A Ordinary Shares held in the form of 742,197 ADSs by CICFH Group. Guotou Group shared dispositive power of the Class A Ordinary Shares listed under items (i) and (ii) above through contractual arrangement of CICFH SPC, a shareholder of CICFH Music and CICFH Group.

(4)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. Guotou Zhonglian Investment Management (Beijing) Co., Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,482,934 Class A Ordinary Shares[1]
	6.	Shared Voting Power 18,932,906 Class A Ordinary Shares[2]
	7.	Sole Dispositive Power 357,666 Class A Ordinary Shares[3]
	8.	Shared Dispositive Power 24,618,208 Class A Ordinary Shares[4]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,415,840 Class A Ordinary Shares[1,2,3,4]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.67% of the Class A Ordinary Shares[5]
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents (i)  the 1,564,680 Class A Ordinary Shares held in the form of 782,340 ADSs by CICFH Group, (ii) the 1,086,680 Class A Ordinary Shares held in the form of 5,433,440 ADSs by CICFH Music, and (iii) the 4,051,374 Class A Ordinary Shares held in the form of 2,025,687 ADSs by Pan Asia. Guotouzhonglian has sole voting power of the Class A Ordinary Shares listed under items (i) through (iii) above as Guotou Group is wholly owned by Guotouzhonglian. See cover page for Guotou Group in this Schedule 13G.

(2)

Represents the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment. Guotouzhonglian is a shareholder of CICFH and has shared voting power of such 18,932,906 Class A Ordinary Shares together with other shareholders of CICFH. See cover page for CICFH in this Schedule 13G.

(3)

Represents (i)  80,286 Class A Ordinary Shares held in the form of 40,143 ADSs by CICFH Group, (ii) 226,006 Class A Ordinary Shares held in the form of 113,003 ADSs by CICFH Music, and (iii) the 51,374 Class A Ordinary Shares held in the form of 25,687 ADSs by Pan Asia. Guotouzhonglian has sole dispositive power of the Class A Ordinary Shares listed under items (i) through (iii) above as Guotou Group is wholly owned by Guotouzhonglian. See cover page for Guotou Group in this Schedule 13G.

(4)

Represents (i) 4,200,908 Class A Ordinary Shares held in the form of 2,100,454 ADSs by CICFH Music, (ii) 1,484,394 Class A Ordinary Shares held in the form of 742,197 ADSs by CICFH Group and (iii) the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment. Guotouzhonglian has shared dispositive power of the Class A Ordinary Shares listed under items (i) and (ii) above as Guotou Group is wholly owned by Guotouzhonglian. See cover page for Guotou Group in this Schedule 13G. Guotouzhonglian, a shareholder of CICFH, has shared dispositive power of the Class A Ordinary Shares listed under item (iii) above together with other shareholders of CICFH. See cover page for CICFH in this Schedule 13G.

(5)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. Mr. Peng Xu
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,482,934 Class A Ordinary Shares[1]
	6.	Shared Voting Power 18,932,906 Class A Ordinary Shares[2]
	7.	Sole Dispositive Power 357,666 Class A Ordinary Shares[3]
	8.	Shared Dispositive Power 24,618,208 Class A Ordinary Shares[4]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 35,415,840 Class A Ordinary Shares[1,2,3,4]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.67% of the Class A Ordinary Shares[5]
12.	Type of Reporting Person (See Instructions) IN

(1)

Represents (i)  the 1,564,680 Class A Ordinary Shares held in the form of 782,340 ADSs by CICFH Group, (ii) the 10,866,880 Class A Ordinary Shares held in the form of 5,433,440 ADSs by CICFH Music, and (iii) the 4,051,374 Class A Ordinary Shares held in the form of 2,025,687 ADSs by Pan Asia, for which Mr. Peng Xu has sole voting power as he controls Guotouzhonglian. See cover page for Guotouzhonglian in this Schedule 13G.

(2)

Represents the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment, for which Mr. Peng Xu has shared voting power as he controls Guotouzhonglian. See cover page for Guotouzhonglian in this Schedule 13G.

(3)

Represents (i)  80,286 Class A Ordinary Shares held in the form of 40,143 ADSs by CICFH Group, (ii) 226,006 Class A Ordinary Shares held in the form of 113,003 ADSs by CICFH Music, and (iii) the 51,374 Class A Ordinary Shares held in the form of 25,687 ADSs by Pan Asia, for which Mr. Peng Xu has sole dispositive power as he controls Guotouzhonglian. See cover page for Guotouzhonglian in this Schedule 13G.

(4)

Represents (i) 4,200,908 Class A Ordinary Shares held in the form of 2,100,454 ADSs by CICFH Music, (ii) 1,484,394 Class A Ordinary Shares held in the form of 742,197 ADSs by CICFH Group and (iii) the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment, for which Mr. Peng Xu has shared dispositive power as he controls Guotouzhonglian. See cover page for Guotouzhonglian in this Schedule 13G.

(5)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. Tianjin Zhongtouhuixin Investment Management Co. Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 278,820 Class A Ordinary Shares[1]
	6.	Shared Voting Power 18,932,906 Class A Ordinary Shares[2]
	7.	Sole Dispositive Power 278,820 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power 18,932,906 Class A Ordinary Shares[2]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,211,726 Class A Ordinary Shares[1,2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.45% of the Class A Ordinary Shares[3]
12.	Type of Reporting Person (See Instructions) CO

(1)	Represents the 278,820 Class A Ordinary Shares directly owned by CICFH (HongKong), which is wholly owned by Zhongtouhuixin, a state-owned enterprise ultimately controlled by the Chinese government.
(2)

Represents the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment. Zhongtouhuixin, a shareholder of CICFH, has shared voting and dispositive power in such 18,932,906 Class A Ordinary Shares together with other shareholders of CICFH. See cover page for CICFH in this Schedule 13G.

(3)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.

Names of Reporting Persons.

Changzhou Zhongcai Financial Holding Venture Investment Center (Limited Partnership) (formerly known as Zhongcai Financial Holding (Changzhou) Investment Management Center (Limited Partnership))

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,932,906 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 18,932,906 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,932,906 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.43% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) PN

(1)

Represents the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment. Changzhou Limited Partnership has sole voting and dispositive power over such Class A Ordinary Shares as it controls CICFH Culture Ltd and its wholly-owned subsidiary CICFH Entertainment. The sole voting and dispositive power of such 18,932,906 Class A Ordinary Shares is vested with CICFH Entertainment pursuant to the shareholders agreement of China Investment.

(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. China Investment Financial Holdings Fund Management Company Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,932,906 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 18,932,906 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,932,906 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.43% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment. CICFH, as the executive managing general partner of Changzhou Limited Partnership, controls Changzhou Limited Partnership, which indirectly controls CICFH Entertainment. The sole voting and dispositive power of such 18,932,906 Class A Ordinary Shares is vested with CICFH Entertainment pursuant to the shareholders agreement of China Investment.

(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. CICFH Culture Co. Ltd
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 18,932,906 Class A Ordinary Shares[1]
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 18,932,906 Class A Ordinary Shares[1]
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,932,906 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.43% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment. The sole voting and dispositive power of such 18,932,906 Class A Ordinary Shares is vested with CICFH Entertainment, a wholly-owned subsidiary of CICFH Culture Ltd, pursuant to the shareholders agreement of China Investment.

(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

CUSIP No. 88034P109

1.	Names of Reporting Persons. Zhongcai Financial Holding Investment Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None
	6.	Shared Voting Power 18,932,906 Class A Ordinary Shares[1]
	7.	Sole Dispositive Power None
	8.	Shared Dispositive Power 18,932,906 Class A Ordinary Shares[1]
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 18,932,906 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.43% of the Class A Ordinary Shares[2]
12.	Type of Reporting Person (See Instructions) CO

(1)

Represents the 18,932,906 Class A Ordinary Shares held in the form of 9,466,453 ADSs by China Investment. Zhongcai is a state-owned enterprise ultimately controlled by the Chinese government. Zhongcai, a shareholder of CICFH, has shared voting and dispositive power in such 18,932,906 Class A Ordinary Shares together with other shareholders of CICFH. See cover page for CICFH in this Schedule 13G.

(2)	Based on 1,325,454,335 Class A Ordinary Shares issued and outstanding as of December 31, 2019 as provided by the Issuer.

Item 1(a).                  Name of Issuer:

Tencent Music Entertainment Group

Item 1(b).                  Address of Issuer’s Principal Executive Offices:

17/F, Matsunichi Building, Kejizhongyi Road

Midwest District of Hi-tech Park, Nanshan District, Shenzhen, 518057

The People’s Republic of China

Item 2(a).                  Name of Person Filing:

No.	Reporting Person
1.	CICFH Group Limited (“CICFH Group”)
2.	China Investment Corporation Financial Holdings (“China Investment”)
3.	CICFH Music Investment Limited (“CICFH Music”)
4.	CICFH Culture Entertainment Group (“CICFH Culture”)
5.	Green Technology Holdings Limited (“Green Technology”)
6.	Pan Asia Venture Group Limited (“Pan Asia”)
7.	CICFH (HongKong) Group Limited (“CICFH (HongKong)”)
8.	CICFH Entertainment Limited (“CICFH Entertainment”)
9.	CICFH Investment Management Company Limited (“CIMC”)
10.	CICFH Entertainment Opportunity SPC (“CICFH SPC”)
11.	Guotou Group Limited (“Guotou Group”)
12.	Guotou Zhonglian Investment Management (Beijing) Co., Ltd. (“Guotouzhonglian”)
13.	Mr. Peng Xu
14.	Tianjin Zhongtouhuixin Investment Management Co. Ltd (“Zhongtouhuixin”)
15.

Changzhou Zhongcai Financial Holding Venture Investment Center (Limited Partnership) (formerly known as Zhongcai Financial Holding (Changzhou) Investment Management Center (Limited Partnership)) (“Changzhou Limited Partnership”)

16.	China Investment Financial Holdings Fund Management Company Limited (“CICFH”)
17.	CICFH Culture Co. Ltd (“CICFH Culture Ltd”)
18.	Zhongcai Financial Holding Investment Ltd. (“Zhongcai”)

Collectively, the “Reporting Persons.”

Item 2(b).                  Address of Principal Business Office or, if None, Residence:

1.                            The registered address of CICFH Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

2.                            The registered address of China Investment Corporation Financial Holdings is Sertus Chambers, Governors Square, Suite # 5-204, 23 Lime Tree Bay Avenue, P.O. Box 2547, Grand Cayman, KY1-1104, Cayman Islands.

3.                            The registered address of CICFH Music Investment Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

4.                            The registered address of CICFH Culture Entertainment Group is c/o International Corporation Services Ltd. P.O. Box 472 Harbour Place, 2nd Floor 103 South Church Street, Cayman Islands.

5.                            The registered address of Green Technology Holdings Limited is Ritter House, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands.

6.                            The registered address of Pan Asia Venture Group Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

7.                            The registered address of CICFH (HongKong) Group Limited is Room 1501-D1, Grand Millennium Plaza (Lower Block), 181 Queen’s Road Central, Hong Kong.

8.                            The registered address of CICFH Entertainment Limited is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands.

9.                            The registered address of CICFH Investment Management Company Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

10.                     The registered address of CICFH Entertainment Opportunity SPC is Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

11.                     The registered address of Guotou Group Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

12.                     The registered address of Guotou Zhonglian Investment Management (Beijing) Co., Ltd. is Room 501-81, 172 Binhe Road, Miyun, Beijing, China.

13.                     The business address of Mr. Peng Xu is Room 401, Building 1, Chengying Center, Chaoyang, Beijing, China.

14.                     The registered address of Tianjin Zhongtouhuixin Investment Management Co. Ltd is 2nd Floor, Building C08 South, Entrepreneurial Headquarter, Fuyuan Road North Side, Wuqing Development Zone, Tianjin, China.

15.                     The registered address of Changzhou Zhongcai Financial Holding Venture Investment Center (Limited Partnership) (formerly known as Zhongcai Financial Holding (Changzhou) Investment Management Center (Limited Partnership)) is Room 1124, Building 2, Dianya Commercial Plaza, Xinbei, Changzhou, Jiangsu, China.

16.                     The registered address of China Investment Financial Holdings Fund Management Company Limited is Room 1503, Building 5, Xinkai Square, Entrepreneurial Headquarter, Fuyuan Road North Side, Wuqing Development Zone, Tianjin, China.

17.                     The registered address of CICFH Culture Co. Ltd is Room 368, Part 302, North Fute Road No. 211, China (shanghai) Pilot Free Trade Zone, Shanghai, China.

18.                     The registered address of Zhongcai Financial Holding Investment Ltd. is Room 1001, Xinzhi Building, Fucheng Road Jia No.28, Haidian District, Beijing, China.

Item 2(c).                   Citizenship:

Reporting Person	Citizenship
CICFH Group Limited	British Virgin Islands
China Investment Corporation Financial Holdings	Cayman Islands
CICFH Music Investment Limited	British Virgin Islands
CICFH Culture Entertainment Group	Cayman Islands
Green Technology Holdings Limited	British Virgin Islands
Pan Asia Venture Group Limited	British Virgin Islands
CICFH (HongKong) Group Limited	Hong Kong
CICFH Entertainment Limited	British Virgin Islands
CICFH Investment Management Company Limited	British Virgin Islands
CICFH Entertainment Opportunity SPC	Cayman Islands
Guotou Group Limited	British Virgin Islands
Guotou Zhonglian Investment Management (Beijing) Co., Ltd.	People’s Republic of China
Mr. Peng Xu	People’s Republic of China
Tianjin Zhongtouhuixin Investment Management Co. Ltd	People’s Republic of China
Changzhou Zhongcai Financial Holding Venture Investment Center (Limited Partnership) (formerly known as Zhongcai Financial Holding (Changzhou) Investment Management Center (Limited Partnership))	People’s Republic of China
China Investment Financial Holdings Fund Management Company Limited	People’s Republic of China
CICFH Culture Co. Ltd	People’s Republic of China
Zhongcai Financial Holding Investment Ltd.	People’s Republic of China

Item 2(d).                  Title of Class of Securities:

This Amendment No. 1 (this “Amendment”) amends the statements on Schedule 13G filed by the Reporting Persons on April 17, 2019 (the “Original Schedule 13G”, as amended by this Amendment, the “Schedule 13G”) relating to Class A ordinary shares of the Issuer, par value $ 0.000083 per share (each a “Class A Ordinary Share”). Each ADS represents two Class A Ordinary Shares.

Item 2(e).                   CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 88034P109 has been assigned to the ADSs of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TME.” Each ADS represents two Class A Ordinary Shares.

Item 3.                                 If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                                 Ownership.

(a)         The information required by Items 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)         The information required by Items 4(b) is set forth in Row 11 of the cover page for each Reporting Person and is incorporated herein by reference.

(c)          The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.                                 Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.                                 Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.                                 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.                                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                                 Notice of Dissolution of Group.

Not applicable.

Item 10.                          Certifications.

Not applicable.

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement (incorporated by reference to Exhibit A to the Schedule 13G filed with the U.S. Securities and Exchange Commission by the Reporting Persons on April 17, 2019)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

CICFH Group Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

China Investment Corporation Financial Holdings

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

CICFH Music Investment Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

CICFH Culture Entertainment Group

By:	/s/ Jie Ma
Name:	Jie Ma
Title:	Director

Green Technology Holdings Limited

By:	/s/ Bing Yuan
Name:	Bing Yuan
Title:	Authorized Signatory

Pan Asia Venture Group Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

CICFH (HongKong) Group Limited

By:	/s/ Jiamin Zhou
Name:	Jiamin Zhou
Title:	Authorized Signatory

CICFH Entertainment Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

CICFH Investment Management Company Limited

By:	/s/ Sha Li
Name:	Sha Li
Title:	Authorized Signatory

CICFH Entertainment Opportunity SPC

By:	/s/ Cong Zhang
Name:	Cong Zhang
Title:	Authorized Signatory

Guotou Group Limited

By:	/s/ Sha Li
Name:	Sha Li
Title:	Authorized Signatory

Guotou Zhonglian Investment Management (Beijing) Co., Ltd.

By:	/s/ Yan Chen
Name:	Yan Chen
Title:	Authorized Signatory

Tianjin Zhongtouhuixin Investment Management Co. Ltd

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

China Investment Financial Holdings Fund Management Company Limited

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

CICFH Culture Co. Ltd

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

Changzhou Zhongcai Financial Holding Venture Investment Center (Limited Partnership)

By:	/s/ Liang Tang
Name:	Liang Tang
Title:	Authorized Signatory

Zhongcai Financial Holding Investment Ltd.

By:	/s/ Gang Xiao
Name:	Gang Xiao
Title:	Authorized Signatory

Mr. Peng Xu

By:	/s/ Peng Xu